

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2026

Michael Tannenbaum
Chief Executive Officer
Figure Technology Solutions, Inc.
100 West Liberty Street, Suite 600
Reno, NV 89501

> **Re: Figure Technology Solutions, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed November 17, 2025**
> **File No. 333-291591**

Dear Michael Tannenbaum:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. Please revise to clarify the transactions registered in this registration statement as it does not appear, for example, that the firm commitment underwritten offering of the Class A common stock is registered in this registration statement. Also, to the extent that such offering is not included in the registration statement, please tell us why you believe that it is exempt from registration under the Securities Act.

2. You state that shares of blockchain stock will be convertible into shares of Class A common stock at the option of the holder at any time. Please tell us whether you intend to register the offer and sale of the Class A common stock into which the blockchain stock is convertible as part of this registration statement. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04.

3. Please tell us whether you expect to close the offerings of blockchain stock and Class A common stock on the same date.

4. Please provide us with your analysis as to whether the blockchain stock and the Class A common stock are a single class of securities for purposes of the registration requirements of Section 12(b) of the Exchange Act. See, e.g., Section 12(g)(5) of the Exchange Act. To the extent you do not believe they represent a single class under Section 12(b), please also provide us your analysis as to whether you are required to register the blockchain stock under Section 12(g).

5. Please provide us with a copy of the Certificate of Designations for the blockchain stock.

6. You state on page 235 that you intend to offer to all holders of your blockchain stock the option to exchange their whole shares of blockchain stock for an equal number of whole shares of Class A common stock in transactions that are exempt from registration pursuant to Section 3(a)(9) of the Securities Act. Please tell us why you would make this exchange offer if the blockchain stock is already convertible into shares of Class A common stock at the option of the holder at any time.

7. Please revise to clarify that your Class A common stock cannot trade on your ATS.

8. Please revise to disclose the material characteristics of the blockchain stock, the Provenance Blockchain and the ATS, including:
   - a detailed account of the steps necessary to transfer blockchain stock in both a peer-to-peer transaction and a transaction on the ATS, including any gas fees associated with the transfer of blockchain stock or, if on the ATS, a description of the transfer of YLDS, and who pays such fees;
   - the transfer agent's and registrar's roles in peer-to-peer transfers and transfers on the ATS, including a description of the records maintained by the transfer agent and registrar and whether these records are on-chain or off-chain or a combination of both;
   - whether the blockchain stock are divisible and, if so, by how much;
   - how the blockchain stock holders exercise their voting rights;
   - how the blockchain stock holders receive dividends or distributions, if any;
   - any differences in the rights and privileges of holders of Class A common stock and those of holders of blockchain stock; and
   - a detailed description of how shares of Class A common stock are exchanged for blockchain stock and how shares of blockchain stock are converted into or exchanged for Class A common stock, including any fees associated with such conversions or exchanges and the time for settlement.

9. We note your disclosure on the cover page that "initially" blockchain stock will be transferable only to wallets that have gone through a KYC and AML on-boarding process. Please revise to describe this process and clarify what you mean by "initially." Similarly, we note your disclosure on page 116 that blockchain stock will "initially" be transmissible only among permitted holders. Please revise to clarify what you mean by "initially" and disclose how blockchain shares may be transmissible in the future.

10. Please revise to disclose whether holders of the blockchain stock may only hold the blockchain stock in Provenance wallets that you offer to investors. In addition, please disclose whether you offer both self-custodial wallets or custodial wallets. To the extent that the Provenance Blockchain wallets are custodial wallets, please disclose the

       percentage of private keys that are held in cold storage and whether the wallets are insured for loss of the blockchain stock.

11.   Please revise to disclose the material terms of the agreements with the registrar and transfer agent for the blockchain stock, and, if required by Item 601 of Regulation S-K, file the agreements with the registrar as exhibits to your registration statement.

12.   We note your disclosure that a portion of the shares of blockchain stock will be offered to retail investors through certain online brokerage platforms. Please revise to clarify, if true, that purchases of shares of blockchain stock on such platforms will require payment in YLDS.

13.   Please disclose the number of shares of blockchain stock that will be offered on platforms to retail investors.

14.   Please note that the staff of the Division of Trading and Markets continues to review your disclosure and may have further comments.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance

cc: Byron Rooney, Esq.